UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number 000-26495

Cyren Ltd.

(Translation of Registrant’s name into English)

1 Sapir Road, 5th Floor, Beit Ampa, P.O. Box 4014, Herzliya 46140, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On February 21, 2017, the Registrant issued a press release announcing its Q4 2016 financial results. A copy of the press release is annexed hereto as Exhibit 1 and incorporated herein by reference.

The US GAAP information set forth in the Condensed Consolidated Statements of Operations, Condensed Consolidated Balance Sheets and Condensed Consolidated Cash Flow Data in the financial tables on pages 5, 7 and 8 of Exhibit 1 is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyren Ltd. (Registrant)

Date: February 21, 2017	By:	/s/ J. Michael Myshrall
J. Michael Myshrall
Chief Financial Officer

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